PopCultivator, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Four Months Ended June 30, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
PopCultivator, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of June 30, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
August 7th, 2020

Vincenzo Mongio

PopCultivator, Inc.
Balance Sheet
As of June 30, 2020

		6/30/2020
Assets		
Current Assets		
Cash	$	100
Total Current Assets	$	100
Total Assets	$	100
Liabilities		
Total Liabilities	$	-
Stockholder's Equity		
Common Stock	$	100
Additional Paid-In Capital	$	-
Retained Earnings	$	-
Net Income	$	-
Total Stockholder's Equity	$	100
Total Liabilities and Stockholder's Equity	$	100

PopCultivator, Inc.
Statement of Operations
For the Four Months Ended June 30, 2020

		6/30/2020
Income		
Revenue	$	-
Total Income	$	-
Selling, General and Administrative Expenses		
Selling, General and Administrative Expenses	$	-
Total Selling, General and Administrative Expenses	$	-
Net Loss from Operations	$	-


PopCultivator, Inc.
Statement of Cash flows
For the Four Months Ended June 30, 2020


	6/30/2020
Cash flows from Operating Activities:	
Net Loss	$ -
Net Cash provided by Operating Activities	$ -
Cash Flows from Investing Activities:	
Net Cash provided by Investing Activities	$ -
Cash Flows from Financing Activities:	
Issuance of Stock	$ 100
Net Cash provided by Investing Activities	$ 100
Net (decrease) increase in Cash and Cash equivalents	$ 100
Cash and Cash Equivalents at the beginning of the period	$ -
Cash and Cash Equivalents at the end of the period	$ 100


PopCultivator, Inc.
Statement of Changes in Stockholder's Equity
As of June 30, 2020


	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	# of Shares	Amount			
Balance as of 3/13/20	-	$ -	$ -	$ -	$ -
Net Income				$ -	$ -
Common Stock Issued	1,000,000	$ 100	$ -	$ -	$ 100
Balance as of 6/30/20	1,000,000	$ 100	$ -	$ -	$ 100

Note 1 – Organization and Nature of Activities

PopCultivator, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The company will develop and create original intellectual property and content with a focus on comic books, and create products by licensing to and partnering with various publishers, manufacturers, and other content creators.

The Company will conduct an additional equity crowdfunding offering during the third quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognize revenues when (a) persuasive evidence that an agreement exists; (b) performance obligations have been fulfilled; (c) the prices are fixed and determinable; and (d) collection of the amounts due is reasonably assured. The company reduces revenue reported by reserving for sales that are expected to be reversed via customer concessions or refunds. This calculation is based on historical data.

Cost of Revenue

The company's cost of revenue will consist of creative (which is defined more specifically as variable costs associated with writing, illustration, design and production), publisher's fees, advertising fees where specifically tied to an individual title, and the cost of production for merchandise.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Stockholder's Equity

The company has authorized 10,000,000 shares of common stock and 5,000,000 shares of preferred stock with a par value of $.0001 each, of which 1,000,000 shares of common stock were issued and outstanding. The Company has one Founder and he holds all of the issued and outstanding shares.

The Company has no other shareholders that maintain greater than 10% of the fully diluted stock of the Company as of June 30, 2020.

Note 5 - Subsequent Events

The Company has evaluated events subsequent to June 30, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 7, 2020, the date these financial statements were available to be issued. There were no significant events that required disclosure.

Note 6 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the months ended June 30, 2020 have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

If we do not develop successful new services or improve existing ones, our business will suffer.

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third

parties. We may introduce significant changes to our existing services or develop and introduce new and unproven services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.